EXHIBIT 99.1



DIMON Incorporated   Tel: 434 792 7511
512 Bridge Street
Post Office Box 681
Danville, VA 24543-0681
USA

FOR IMMEDIATE RELEASE   Contact: Ritchie L. Bond
                                                                    (434) 791-6952

January 22, 2004

DIMON Announces Exchange Offer For 7 ¾% Senior Notes Due 2013

Danville, VA – DIMON Incorporated (NYSE: DMN) announced today that it has commenced an exchange offer for all of its outstanding 7 ¾% Senior Notes due 2013. DIMON is offering to exchange up to $125,000,000 aggregate principal amount of its 7 ¾% Senior Notes due 2013 which have been registered under the Securities Act of 1933, as amended, for a like principal amount of its original unregistered 7 ¾% Senior Notes due 2013. The terms of the exchange securities are identical in all material respects to the terms of the original securities for which they are being exchanged, except that the registration rights and the transfer restrictions, applicable to the original securities, are not applicable to the exchange securities.

DIMON will accept for exchange any and all original securities validly tendered on or prior to 5 p.m., New York City time, on the date the exchange offer expires, which will be February 19, 2004, unless the exchange offer is extended by DIMON.

The exchange offer is made only pursuant to DIMON's prospectus, dated January 21, 2004, which has been filed with the Securities and Exchange Commission as part of DIMON's Registration Statement on form S-4. The Registration Statement was declared effective by the Securities and Exchange Commission on January 20, 2004.

Copies of the prospectus and transmittal materials governing the exchange offer may be obtained from the Exchange Agent, SunTrust Bank, at the following address:

SunTrust Bank
Attention: Nancy Harrison
Corporate Trust Department
10th Floor, HDQ 5310
919 E. Main Street
Richmond, Virginia 23219
Telephone: (804) 782-5726